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                              March 22, 2022

       Edmund Reese
       Chief Financial Officer
       Broadridge Financial Solutions, Inc.
       5 Dakota Drive
       Lake Success, NY 11042

                                                        Re: Broadridge
Financial Solutions, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            Filed August 12,
2021
                                                            File No.: 001-33220

       Dear Mr. Reese:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 36

   1. You disclose that recurring fee revenues increased $296.7 million primarily by growth from 5pts of new
business onboarding, 3pts of internal growth, and 2pts related to the impact of acquisitions.
On page 38 you disclose that "Closed sales," which you define as an estimate of the
expected annual recurring fee revenue for new client
                                                        contracts, were $238.9
million for the fiscal year ended June 30, 2020. Please tell us how this estimate of annual
recurring fee revenue for new client contracts compared to the actual increase in
recurring fee revenue in fiscal 2021 attributable to new client contracts obtained in fiscal
2020. Please also clarify whether fiscal 2021 revenue from fiscal 2020 new client contracts is
considered "new business onboarding" or "internal growth" when you discuss your fiscal
2021 results of operations.
 Edmund Reese
Broadridge Financial Solutions, Inc.
March 22, 2022
Page 2
         Please also revise your disclosure of the definition of "Closed sales" on page 37 to describe how you estimate such amounts. While you define "Closed sales" as an annualized amount, please consider whether titling the measure "Annualized closed sales"
         may help to improve investors understanding and avoid confusion as to the nature of the figure when disclosed in quarterly periods.
Analysis of Consolidated Statements of Earnings
Fiscal Year 2021 Compared to Fiscal Year 2020, page 39

2. Please quantify the effects of changes in volume and price on revenues. Refer to Item
         303(b)(2)(iii) of Regulation S-K.

3. Please revise to quantify factors to which changes are attributed for the increase in operating expenses. For example, you disclose that cost of revenues increased due to higher distribution costs, higher operating costs from acquisitions and related amortization expense, and other operating expenses including higher compensation. Please also explain the underlying reasons for these factors. Finally, discuss variances in these costs at the segment level. Refer to Item 303(b)(2)(i) of Regulation S-K.

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial
Measures
Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted Net Earnings and
Adjusted Earnings Per Share, page 43

4. We note you recognized a $45.3 million adjustment for Real Estate Realignment and
         COVID-19 Related Expenses for the fiscal year ended June 30, 2021. Please separately identify the amounts for each major component of this adjustment. To provide clarity to investors, consider disclosing the major types of COVID-19 related expenses and how these amounts were determined.
Consolidated Financial Statements for the Years Ended June 30, 2021 and 2020 Notes to Consolidated Financial Statements
Note 11. Other noncurrent assets, page 82

5. Regarding deferred client conversion costs and start-up costs of approximately $774 million at June 30, 2021, please revise to describe the judgments used in determining the
FirstName LastNameEdmund Reese
       amount of the costs incurred to obtain or fulfill a contract with a customer, and the closing
Comapany    NameBroadridge
       balances               Financial
                of assets recognized    Solutions,
                                     from          Inc.
                                           the costs incurred to obtain or
fulfill a contract by main
March category
       22, 2022 of  asset.
                 Page  2 Refer to ASC 340-40-50-2 and 50-3.
FirstName LastName
 Edmund Reese
FirstName
BroadridgeLastNameEdmund      Reese
            Financial Solutions, Inc.
Comapany
March      NameBroadridge Financial Solutions, Inc.
       22, 2022
March3 22, 2022 Page 3
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services